Exhibit 34.1

Deloitte & Touche LLP JPMorgan Chase Tower 2200 Ross Ave, Suite 1600 Dallas, TX 75201-6778 USA Tel: +1 214 840 7000 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Santander Consumer USA Inc.

Dallas, Texas

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with Servicing Criteria, that Santander Consumer USA Inc. (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for all privately and publicly issued auto loan asset-backed securities transactions issued since 2006 for which the Company acted as servicer involving auto loans (the “Platform”) as of and for the year ended December 31, 2011. The transactions included in the Platform are described in Appendix A attached hereto. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2011 for the Platform is fairly stated, in all material respects.

March 16, 2012

Appendix A

The Transactions in the Platform include the following:

1)	SDART 2007-2, SDART 2007-3, SDART 2010-1, SDART 2010-2, SDART 2010-3, SDART 2010-A, SDART 2010-B, SDART 2010-H, SDART 2011-1, SDART 2011-2, SDART 2011-3, SDART 2011-4, SDART 2011-S1, SDART 2011-S2

2)	SCART 2011-WO, SCART 2011-S1

3)	TRIAD 2006-B, TRIAD 2006-C, TRIAD 2007-A, TRIAD 2007-B

4)	HSBC 2006-3, HSBC 2007-1

5)	UPFC 2007-A, UPFC 2007-B

6)	CAIT 2009-1

7)	SCARF 2011-A

8)	ALA 2011-A, ALA 2011-B